EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State of Incorporation
Mission Community Bank	California
Mission Asset Management, Inc.	California
Mission Community Capital Trust I Santa Lucia Bancorp (CA) Capital Trust	Delaware Delaware

Mission Community Bancorp owns either directly or indirectly 100% of the voting stock of each subsidiary listed above.